Exhibit 99.1

Pembina Pipeline Corporation Provides Additional Update on Wildfires

CALGARY, Alberta--(BUSINESS WIRE)--May 11, 2023--Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) today provided an update on the operational impacts of the wildfires in Alberta and British Columbia.

All Pembina facilities previously shut down due to the wildfires have resumed operations. To date, Pembina is not aware of any material damage to its assets. We remain committed to ensuring the safety of our workers and impacted communities.

Pembina extends its sincere thanks to our staff and emergency response teams, customers, and industry partners, as well as all emergency personnel responding to the wildfires. Our thoughts continue to be with all impacted communities and first responders during this difficult time.

Ongoing operational updates, as required, will be available at www.pembina.com/media-centre/media-statement/.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Contacts

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404 (toll-free)
e-mail: investor-relations@pembina.com

Media Relations
(403) 691-7601
1-844-775-6397 (toll-free)
e-mail: media@pembina.com